UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL GOLF PROPERTIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

Common Stock – 63623G-10-9
(CUSIP Number)

Charles S. Paul
National Golf Properties, Inc.
2951 28th Street, Suite 3001
Santa Monica, CA 90405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Neil Miller
General Counsel
National Golf Properties, Inc.
2951 28th Street, Suite 3001
Santa Monica, CA 90405

November 5, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box ☐.

(Continued on following pages)
(Page 1 of 15 Pages)

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 2 of 15 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Dallas P. Price

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable. See Item 4

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

         3,104,550 shares of Common Stock(1)
  8.    Shared Voting Power

         390,581 shares of Common Stock
  9.    Sole Dispositive Power

         3,104,550 shares of Common Stock(1)
10.    Shared Dispositive Power

         390,581 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,104,550 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 19.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 2,749,813 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of National Golf Operating Partnership, L.P. permitted to be issued to the Dallas P. Price Trust and its affiliates within 60 days of the date of this report. See Item 5.

(2)	Based on 13,119,148 shares of common stock, $.01 par value, outstanding as set forth in the Company's Form 10-Q for the quarter ended September 30, 2002.

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 3 of 15 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Dallas P. Price Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable. See Item 4

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,104,550 shares of Common Stock(1) 8. Shared Voting Power -0- 9. Sole Dispositive Power 3,104,550 shares of Common Stock(1) 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,104,550 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 19.6%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 2,749,813 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of National Golf Operating Partnership, L.P., permitted to be issued to the David G. Price Trust and its affiliates within 60 days of the date of this report. See Item 5.

(2)	Based on 13,119,148 shares of common stock, $.01 par value, outstanding as set forth in the Company’s Form 10-Q for the quarter ended September 30, 2002.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Golf Properties, Inc., a Maryland corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2. Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1), this statement is being filed jointly by Dallas P. Price, an individual, and the Dallas P. Price Trust, of which Ms. Price is the sole trustee (together, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

(b) The business address for both Reporting Persons is c/o American Golf Corporation, 2951 28th Street, Suite 3000, Santa Monica, CA 90405.

(c) Ms. Price is director of American Golf Corporation (“AGC”). AGC is a private golf course management company. The address of AGC is 2951 28th Street, Suite 3000, Santa Monica, CA 90405.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Price is a citizen of the United States of America. The Dallas P. Price Trust is a trust created under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable. See Item 4.

Item 4. Purpose of Transaction.

On March 29, 2002, Ms. Price and the Dallas P. Price Trust entered into a definitive Agreement and Plan of Merger and Reorganization (the “Reorganization Agreement”) with the Company, National Golf Operating Partnership, L.P., a less-than-wholly owned subsidiary of the Company (“NGOP”), American International Golf, a newly formed Delaware corporation (“AIG”), David G. Price, the David G. Price Trust, AGC, and certain shareholders and affiliates of AGC, as set forth on Exhibit 2.

Under the Reorganization Agreement, the Company and AGC would become subsidiaries of a newly formed holding company. Under the terms of the Reorganization Agreement, all issued and outstanding shares of Common Stock will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the new company (such shares and units will represent a total of 20.5 million votes in the newly combined company).

In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in AIG, 156,005 shares of common stock in the new company and $10,000 in cash. This Class C preferred stock represents a total of 230,000 votes of the newly formed combined company. The shares of Class C preferred stock may be converted into shares of common stock of the newly combined company under certain circumstances.

The consummation of the reorganization and the other transactions contemplated by the Reorganization Agreement are subject to, among other things, the approval of the shareholders of the Company, the lenders of the company and AGC, the unit holders of NGOP and customary regulatory and other approvals.

On September 14, 2002, in contemplation of the Merger Agreement, as described below, Dallas P. Price and the Dallas P. Price Trust entered into an Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, NGOP, AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and AIG, dated as of September 14, 2002, as set forth on Exhibit 15. Under the terms of the Amended and Restated Agreement, the Reorganization Agreement is suspended until the termination of the Merger Agreement, as described below, and terminates on the closing of the Merger Agreement.

On July 19, 2002, David G. Price and the David G. Price Trust agreed to pledge an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP pursuant to a limited guarantee of certain of AGC’s obligations to Bank of America and to the holders of AGC’s 9.35% Senior Secured Notes as described in a Restructuring Agreement, dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association, and the holders of AGC’s 9.35% Senior Secured Notes, as set forth on Exhibit 11. David G. Price and the David G. Price Trust are required to substitute cash collateral in the amount of $16,000,000 for the pledged shares of Common Stock and common limited partnership units of NGOP by October 15, 2002, and Mountaingate Land, L.P., a California limited partnership is required to provide cash collateral in the amount of $10,000,000 by September 30, 2002, each of which may include proceeds from the disposition of the pledged shares of Common Stock and/or common limited partnership units of NGOP pursuant to a Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as collateral agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes, as set forth on Exhibit 12.

On September 30, 2002, the parties to the Collateral Agency and Intercreditor Agreement agreed to extent the date by which the substitute cash collateral was required to be provided to October 31, 2002. On October 31, 2002, the delivery date was extended to November 5, 2002.

On November 5, 2002, Dallas P. Price and the Dallas P. Price Trust entered into an Extension and Amendment Agreement Relating to the Delivery of Substitute Collateral (the “Extension and Amendment Agreement”) by and among AGC, David G. Price, the David G. Price Trust, Dallas P. Price, the Dallas P. Price Trust, Mountaingate Land Company L.P., BNY Midwest Trust Company as the collateral agent and each of the Secured Creditors, as defined therein, dated as of November 5, 2002, attached hereto as Exhibit 20, which amended the terms of the Collateral Agency and Intercreditor Agreement, as set forth on Exhibit 15, and certain related agreements as described therein. Pursuant to the terms of the Extension and Amendment Agreement, (i) the pledge by David G. Price and the David G. Price Trust on July 19, 2002 of 354,938 shares of Common Stock and 3,244,694 common limited partnership units of NGOP to Bank of America and the holders of AGC’s 9.35% Senior Secured Notes, as described above was released and David G. Price and the David G. Price Trust pledged 354,938 shares of Common Stock and 1,107,620 common limited partnership units of NGOP for the sole benefit of the holders of AGC’s 9.35% Senior Secured Notes, (ii) Dallas P. Price and the Dallas P. Price Trust pledged an additional 336,737 shares of Common Stock and 68,333 common limited partnership units of NGOP for the sole benefit of the holders of AGC’s 9.35% Senior Secured Notes and (iii) David G. Price and the David G. Price Trust delivered approximately $9.5 million to Bank of America as partial satisfaction and in exchange for extensions with respect to the substitute cash collateral requirements set forth in the Collateral Agency and Intercreditor Agreement set forth as Exhibit 12.

On September 14, 2002, David G. Price and the David G. Price Trust entered into a Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, dated as of September 14, 2002, as set forth on Exhibit 17. Under the terms of the Collateral Substitution Agreement, Goldman and Starwood, as each are defined therein, agreed to provide a guarantee or a loan in satisfaction of David G. Price and the David G. Price Trust’s substitute cash collateral obligations pursuant to the Collateral Agency and Intercreditor Agreement attached hereto as Exhibit 12. As collateral for the loan or guarantee, David G. Price and the David G. Price Trust agreed to execute and deliver a promissory note secured by a first lien pledge of up to an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP.

On September 30, 2002, the Collateral Substitution Agreement was amended by agreement of each of the parties, to extend the cash collateral substitution delivery date to October 31, 2002, and on October 31, 2002 each of the parties agreed to amend the Collateral Substitution Agreement to extend the cash collateral substitution delivery date to November 7, 2002 and to amend the amount of cash collateral being provided.

On November 8, 2002, David G. Price, the David G. Price Trust, Masters Funding LLC, GS Capital Partners 200, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001 and SOF-VI U.S. Holdings, L.L.C. entered into a Credit Support Agreement dated as of November 8, 2002, attached hereto as Exhibit 21, pursuant to which Masters Funding LLC loaned the David G. Price Trust approximately $9,500,000, all of which was used to satisfy certain cash collateral substitution obligations pursuant to the Collateral Agency and Intercreditor Agreement set forth on Exhibit 12, as amended by the Extension and Amendment Agreement set forth on Exhibit 20. The loan is secured by a pledge of 2,148,074 common limited partnership units of NGOP owned by David G. Price and the David G. Price Trust and 594,930 common limited partnership units of NGOP owned by Dallas P. Price and the Dallas P. Price Trust.

In the event that the secured parties foreclose on any of the pledged securities or the cash collateral pursuant to the Collateral Agency and Intercreditor Agreement, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of such foreclosed shares of Common Stock or common limited partnership units, or the cash equivalent thereof, as described in the Price Shared Liability Agreement dated as of July 19, 2002, by and among David G. Price, the David G. Price Trust, Dallas P. Price and the Dallas P. Price Trust, as set forth on Exhibit 13. In the event that David G. Price arranges to obtain the substitute cash collateral as required by the Collateral Agency and Intercreditor Agreement, as amended, by a further pledge of the Common Stock and/or common limited partnership units of NGOP or by selling the pledged Common Stock and/or common limited partnership units, of NGOP Dallas P. Price and the Dallas P. Price Trust agreed to provide David G. Price and the David G. Price Trust with fifty percent of such interests sold by David G. Price and the David G. Price Trust as described in the Price Shared Liability Agreement. Dallas P. Price and the Dallas P. Price Trust may sell or pledge all or a portion of the Common Stock and/or common limited partnership units of NGOP held by Dallas P. Price and the Dallas P. Price Trust in order to provide David G. Price and the David G, Price Trust with the substitute Common Stock and/or common limited partnership units of NGOP as required pursuant to the Price Shared Liability Agreement.

On November 8, 2002, David G. Price, the David G. Price Trust, Dallas P. Price and the Dallas P. Price Trust agreed to amend the Price Shared Liability Agreement as set forth in the First Supplement to the Price Shared Liability Agreement dated as of November 8, 2002, attached hereto as Exhibit 22. Pursuant to the First Supplement, David G. Price and the David G. Price Trust have agreed that in the event of foreclosure or sale by the creditors of the shares of Common Stock and common limited partnership units of NGOP pledged by Dallas P. Price and the Dallas P. Price Trust pursuant to the Extension and Amendment Agreement and the Credit Support Agreement, David G. Price and the David G. Price Trust will reimburse Dallas P. Price and the Dallas P. Price Trust with fifty percent of such foreclosed or sold shares of Common Stock or common limited partnership units of NGOP, or the cash equivalent thereof.

On September 14, 2002, the Company entered into a Merger Agreement with NGP LLC, NGOP and New NGOP LLC, dated as of September 14, 2002, as set forth on Exhibit 16. Under the terms of the Merger Agreement, each share of Common Stock will be converted into the right to receive $12.00 in cash without interest, less any dividends or distributions paid on such share of Common Stock prior to the closing of the transactions contemplated by the Merger Agreement. In addition, each common limited partnership unit of NGOP will be converted into the right to receive $12.00 in cash without interest, less any distributions (except as provided in the Merger Agreement) paid on such common limited partnership unit of NGOP prior to the closing of the of the transactions contemplated by the Merger Agreement.

The consummation of the Merger Agreement and the other transactions contemplated thereby are subject to, among other things, the approval of the shareholders of the Company, the common limited partnership unit holders of NGOP and customary regulatory and other approvals. The Merger Agreement is filed hereto as Exhibit 16 and the terms of which are incorporated herein by this reference.

Item 5. Interest in the Securities of the Issuer.

(a), (b). Ms. Price is the sole trustee of the Dallas P. Price Trust which directly owns 2,749,813 common limited partnership units of NGOP, and which indirectly owns a beneficial interest in 315,357 common limited partnership units of NGOP.

Pursuant to the terms of the Third Amended and Restated Partnership Agreement of NGOP, up to 1,336,352 common limited partnership units of NGOP owned by the Dallas P. Price Trust and its affiliates may be exchanged for an equal number of shares of Common Stock in any one-year period ending August 18 of each such year. Exchanging common limited partnership units (i) directly owned by the Dallas P. Price Trust results in the Dallas P. Price Trust, and Ms. Price as the sole trustee, having sole voting power and sole dispositive power over the shares issuable upon the exchange of such units and (ii) indirectly owned by the Dallas P. Price Trust results in the Dallas P. Price Trust, and Ms. Price as the sole trustee, having shared voting power and shared dispositive power over the shares issuable upon the exchange of such units. The Dallas P. Price Trust, of which Dallas P. Price is the sole trustee, directly owns 1,336,352 shares of Common Stock, which are issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP under the terms of the Third Amended and Restated Partnership Agreement of NGOP.

On July 22, 2002, David G. Price and the David G. Price Trust entered into a Unit Exchange and Registration Rights Agreement between AIG, and the Company on one hand, and David G. Price, individually and the David G. Price Trust on the other hand (the “Registration Rights Agreement”), attached hereto as Exhibit 14. Pursuant to the Registration Rights Agreement, the Company, as the general partner of NGOP, agreed to waive certain provisions of the Third Amended and Restated Partnership Agreement of NGOP and allow the exchange of any common limited partnership units for an equal number of shares of Common Stock provided that such common limited partnership units are sold or pledged and the net proceeds of such sale or pledge are used to provide the substitute cash collateral required pursuant to the Collateral Agency Agreement as set forth in Item 4 above. On November 8, 2002, each of the parties to the Registration Rights Agreement entered into a Collateral Assignment of the Registration Rights Agreement as set forth on Exhibit 23. Pursuant to the Collateral Assignment Agreement, the Company, as general partner of NGOP, agreed to waive certain provisions of the Third Amended and Restated Partnership Agreement of NGOP and allow the exchange of the 2,148,074 common limited partnership units of NGOP pledged by David G. Price and the David G. Price Trust and the 594,930 common limited partnership units of NGOP pledged by Dallas P. Price and the Dallas P. Price Trust pursuant to the Credit Support Agreement as set forth in Item 4 above.

The 3,104,550 shares of Common Stock as to which Ms. Price has the sole voting power and sole dispositive power are comprised of the following:

(i) 354,737 shares of Common Stock owned directly by the Dallas P. Price Trust, of which Ms. Price is the sole trustee; and

(ii) 2,749,813 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the Dallas P. Price Trust, of which Ms. Price is the sole trustee.

The 3,104,550 shares of Common Stock as to which the Dallas P. Price Trust has sole voting power and sole dispositive power is comprised of the following:

(i) 354,737 shares of Common Stock owned directly by the Dallas P. Price Trust; and

(ii) 2,749,813 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the Dallas P. Price Trust.

The 390,581 shares of Common Stock which Ms. Price has shared voting power and shared dispositive power is comprised of the following: (i) 75,000 shares of Common Stock owned directly by Oaks Christian High School, of which Ms. Price is a member of the board of trustees. Ms. Price disclaims beneficial ownership of such shares, and (ii) 315,357 shares of Common Stock issuable upon exchange of an additional 315,357 common units of NGOP which Dallas P. Price may be deemed to beneficially own and which are presently not entitled to be exchanged pursuant to the terms of the NGOP partnership agreement. Dallas P. Price has shared voting and dispositive power with respect to these units, which are owned by AGC (6,854 common units), Myreshan, Inc. (149,273 common units), RSJ Golf, Inc. (6,732 common units) and Supermarine Aviation, Ltd. (152,498 common units).

Pursuant to the terms of the Reorganization Agreement all issued and outstanding shares of Common Stock will be converted on a one-to-one basis into an equal number of shares of common stock of the newly combined company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the newly combined company (such shares and units will represent a total of 20.5 million votes in the newly combined company). In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the newly combined company (of which Mr. Price will receive, subject to certain adjustments, 36,340 shares). The shares of Class C preferred stock may be convertible in some instances into shares of common stock of the newly combined company. The Reorganization Agreement also contemplates a potential third party investor and/or financing. The Reorganization Agreement is filed hereto as Exhibit 2 and the terms of which are incorporated herein by this reference.

On September 14, 2002, in contemplation of the Merger Agreement, as described below, Dallas P. Price and the Dallas P. Price Trust entered into an Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, NGOP, AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and AIG, dated as of September 14, 2002, as set forth on Exhibit 15. Under the terms of the Amended and Restated Agreement, the Reorganization Agreement is suspended until the termination of the Merger Agreement, as described below, and terminates on the closing of the Merger Agreement.

On September 14, 2002, the Company entered into a Merger Agreement with NGP LLC, NGOP and New NGOP LLC as set forth on Exhibit 16. Under the terms of the Merger Agreement, each share of Common Stock will be converted into the right to receive $12.00 in cash without interest, less any dividends or distributions paid on such share of Common Stock prior to the closing of the transactions contemplated by the Merger Agreement. In addition, each common limited partnership unit of NGOP will be converted into the right to receive $12.00 in cash without interest, less any distributions (except as provided in the Merger Agreement) paid on such common limited partnership unit of NGOP prior to the closing of the transactions contemplated by the Merger Agreement.

(c)  There were no transactions of Common Stock involving Ms. Price or the Dallas P. Price Trust during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Third Amended and Restated Agreement of Limited Partnership of the NGOP, dated as of July 28, 1999 (the “Partnership Agreement”), the Dallas P. Price Trust, as a limited partner of the NGOP, has the right exercisable once in each twelve-month period commencing September 19, 1994 to (a) exchange up to one-third of its common limited partnership units of NGOP for shares of Common Stock or (b) sell up to one-third of its common limited partnership units of NGOP to the Company for cash, in each case pursuant to the terms and conditions set forth in the Partnership Agreement.

Under the terms of a Director Designation Agreement, dated as of August 18, 1993, by and among the Company, the NGOP and Dallas P. Price, Dallas P. Price is entitled to designate one less than a majority of the Company’s Board of Directors so long as Dallas P. Price and his family (a) continue to serve as directors of the Company and (b) together own at least 20% of the outstanding shares of Common Stock (including shares issuable upon exchange of common limited partnership units of NGOP).

Under the terms of a Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and Mr. Price (the “Shareholders Agreement”), Dallas Price and Mr. Price agreed, among other things, (a) to grant each other a right of first refusal with respect to any sale or transfer of any portion of the other party’s ownership interest in certain business entities, including the NGOP (but not the Company), (b) to take all actions required (including voting their shares of Common Stock or common limited partnership units of NGOP) to maintain the Company’s REIT status, and (c) to grant each other certain “tag along” and “drag along” rights with respect to the sale of the other party’s ownership interests in certain business entities, including the NGOP (but not the Company).

On March 29, 2002, Ms. Price and the Dallas P. Price Trust also entered into a Voting Agreement with the Company, NGOP, AIG and David G. Price and the David G. Price Trust whereby Ms. Price and the Dallas P. Price Trust agreed to vote their shares of Common Stock and common limited partnership units of NGOP in support of the reorganization. The Voting Agreement is attached hereto as Exhibit 10.

On September 14, 2002, Dallas P. Price and the Dallas P. Price Trust entered into an Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002, set forth hereto as Exhibit 18. The Amended and Restated Voting Agreement, amends and restates the Voting Agreement dated as of March 29, 2002, set forth as Exhibit 10 hereto, in its entirety and such Voting Agreement has no force and effect after September 14, 2002. Under the terms of the Amended and Restated Voting Agreement, Dallas P. Price and the Dallas P. Price Trust agree to vote their shares of Common Stock and the common limited partnership units of NGOP in support of the transactions contemplated by the Merger Agreement and the Amended and Restated Agreement and Plan of Merger and Reorganization. The terms of the Amended and Restated Voting Agreement attached hereto as Exhibit 18 are incorporated herein by this reference.

On September 14, 2002, Dallas P. Price and the Dallas P. Price Trust entered into a Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002, set forth hereto as Exhibit 19. Under the terms of the Voting Agreement, Dallas P. Price and the Dallas P. Price Trust agree to vote their shares of Common Stock and common limited partnership units of NGOP in support of the transactions contemplated by the Merger Agreement and the Amended and Restated Agreement and Plan of Merger and Reorganization. The terms of the Voting Agreement attached hereto as Exhibit 19 are incorporated herein by this reference.

A total of 319,800 common limited partnership units of NGOP held by the Dallas P. Price Trust are pledged to Bank of America in support of certain loan obligations described in the Pledge Agreement, dated as of July 30, 1996, as amended and assumed, attached hereto as Exhibit 3. In connection therewith, Bank of America received a proxy to vote such pledged units in the event of a default described in such pledge agreement. In the event that the pledgee forecloses on any of the pledged common limited partnership units of NGOP pursuant to the Pledge Agreement, David G. Price has agreed to provide to Dallas P. Price and the Dallas P. Price Trust, fifty percent of any such foreclosed common limited partnership units of NGOP, or the cash equivalent thereof, as set forth in the Price Shared Liability Agreement set forth on Exhibit 13.

On July 19, 2002, David G. Price and the David G. Price Trust pledged an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP pursuant to a limited guarantee of certain of AGC’s obligations to Bank of America and the holders of the 9.35% Senior Secured Notes of AGC as described in the Restructuring Agreement and the Collateral Agency and Intercreditor Agreement. David G. Price and the David G. Price Trust are required to substitute cash collateral in the amount of $16,000,000 for the pledged shares of Common Stock and common limited partnership units by October 15, 2002, and Mountaingate Land, L.P., a California limited partnership is required to provide cash collateral in the amount of $10,000,000 by September 30, 2002, each of which may include proceeds from the disposition of the pledged shares of Common Stock and/or common limited partnership units of NGOP.

On September 30, 2002, the parties to the Collateral Agency and Intercreditor Agreement agreed to extend the date by which the substitute cash collateral was required to be provided to October 31, 2002. On October 31, 2002, the delivery date was extended to November 5, 2002.

On November 5, 2002, Dallas P. Price and the Dallas P. Price Trust entered into an Extension and Amendment Agreement Relating to the Delivery of Substitute Collateral (the “Extension and Amendment Agreement”) by and among AGC, David G. Price, the David G. Price Trust, Dallas P. Price, the Dallas P. Price Trust, Mountaingate Land Company L.P., BNY Midwest Trust Company as the collateral agent and each of the Secured Creditors, as defined therein, dated as of November 5, 2002, attached hereto as Exhibit 20, which amended the terms of the Collateral Agency and Intercreditor Agreement, as set forth on Exhibit 12, and certain related agreements as described therein. Pursuant to the terms of the Extension and Amendment Agreement, (i) the pledge by David G. Price and the David G. Price Trust on July 19, 2002 of 354,938 shares of Common Stock and 3,244,694 common limited partnership units of NGOP to Bank of America and the holders of AGC’s 9.35% Senior Secured Notes as described above was released and David G. Price and the David G. Price Trust pledged 354,938 shares of Common Stock and 1,107,620 common limited partnership units of NGOP for the sole benefit of the holders of AGC’s 9.35% Senior Secured Notes, (ii) Dallas P. Price and the Dallas P. Price Trust pledged an additional 336,737 shares of Common Stock and 68,333 common limited partnership units of NGOP for the sole benefit of the holders of AGC’s 9.35% Senior Secured Notes and (iii) David G. Price and the David G. Price Trust delivered approximately $9.5 million to Bank of America as partial satisfaction and in exchange for extensions with respect to the substitute cash collateral requirements set forth in the Collateral Agency and Intercreditor Agreement set forth as Exhibit 12.

On September 14, 2002, David G. Price and the David G. Price Trust entered into a Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, dated as of September 14, 2002, as set forth on Exhibit 17. Under the terms of the Collateral Substitution Agreement, Goldman and Starwood, as each are defined therein, agreed to provide a guarantee or a loan in satisfaction of David G. Price and the David G. Price Trust’s substitute cash collateral obligations pursuant to the Collateral Agency and Intercreditor Agreement attached hereto as Exhibit 12. As collateral for the loan or guarantee, David G. Price and the David G. Price Trust agreed to execute and deliver a promissory note secured by a first lien pledge of an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP. Pursuant to the Price Shared Liability Agreement, as set forth on Exhibit 13, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of any such pledged shares, or the cash equivalent thereof, in the event that David G. Price and/or the David G. Price Trust pledge any securities pursuant to the Collateral Substitution Agreement.

On September 30, 2002, the Collateral Substitution Agreement was amended by agreement of each of the parties, to extend the cash collateral substitution delivery date to October 31, 2002, and on October 31, 2002 each parties to the agreed to amend the Collateral Substitution Agreement to extend the cash collateral substitution delivery date to November 7, 2002 and to amend the amount of cash collateral being provided.

On November 8, 2002, David G. Price, the David G. Price Trust, Masters Funding LLC, GS Capital Partners 200, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001 and SOF-VI U.S. Holdings, L.L.C. entered into a Credit Support Agreement dated as of November 8, 2002, attached hereto as Exhibit 21, pursuant to which Masters Funding LLC loaned the David G. Price Trust approximately $9,500,000, all of which was used to satisfy certain cash collateral substitution obligations pursuant to the Collateral Agency and Intercreditor Agreement set forth on Exhibit 12, as amended by the Extension and Amendment Agreement set forth on Exhibit 20. The loan is secured by a pledge of 2,148,074 common limited partnership units of NGOP owned by David G. Price and the David G. Price Trust and 594,930 common limited partnership units of NGOP owned by Dallas P. Price and the Dallas P. Price Trust.

In the event that the secured parties foreclose on any of the pledged securities or the cash collateral pursuant to the Collateral Agency and Intercreditor Agreement, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of such foreclosed shares of Common Stock or common limited partnership units, or the cash equivalent thereof, as described in the Price Shared Liability Agreement. In the event that David G. Price arranges to obtain the substitute cash collateral as required by the Collateral Agency and Intercreditor Agreement by a further pledge of the shares of Common Stock and/or common limited partnership units or by selling the pledged shares of Common Stock and/or common limited partnership units, Dallas P. Price has agreed to provide David G. Price and the David G. Price Trust with fifty percent of such interests sold by David G. Price and the David G. Price Trust as described in the Price Shared Liability Agreement. Dallas P. Price and the Dallas P. Price Trust may sell or pledge all or a portion of the Common Stock and/or common limited partnership units held by Dallas P. Price and the Dallas P. Price Trust in order to provide David G. Price and the David G. Price Trust with the substitute Common Stock and/or common limited partnership units as required pursuant to the Price Shared Liability Agreement.

On November 8, 2002, David G. Price, the David G. Price Trust, Dallas P. Price and the Dallas P. Price Trust agreed to amend the Price Shared Liability Agreement as set forth in the First Supplement to the Price Shared Liability Agreement dated as of November 8, 2002, attached hereto as Exhibit 22. Pursuant to the First Supplement, David G. Price and the David G. Price Trust have agreed that in the event of foreclosure or sale by the creditors of the shares of Common Stock and common limited partnership units of NGOP pledged by Dallas P. Price and the Dallas P. Price Trust pursuant to the Extension and Amendment

Agreement and the Credit Support Agreement, David G. Price and the David G. Price Trust will reimburse Dallas P. Price and the Dallas P. Price Trust with fifty percent of such foreclosed or sold shares of Common Stock or common limited partnership units of NGOP, or the cash equivalent thereof.

Except as set forth above, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among persons named in Item 2 and between such persons including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of November 20, 2002.

Exhibit 2.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated March 29, 2002).

Exhibit 3.
Pledge Agreement dated as of July 30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 4.
Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 5.
First Amendment to Pledge Agreement, dated as of October 7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 6.
Second Amendment to the Pledge Agreement, dated as of March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 7.
Third Amended and Restated Agreement of Limited Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999).

Exhibit 8.
Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

Exhibit 9.
Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price (incorporated by reference to Exhibit 6 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 10.
Voting Agreement among Ms. Price and the Dallas P. Price Trust, Mr. Price and the David G. Price Trust, National Golf Properties, Inc., American International Golf, Inc., and National Golf Operating Partnership L.P., dated as of March 29, 2002 (incorporated by reference to Exhibit 10 to the Schedule 13D/A of the Reporting Persons filed April 4, 2002).

Exhibit 11.
Restructuring Agreement dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association and the Purchasers of the 9.35% Senior Secured Notes of AGC as defined therein (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 12.
Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as Collateral Agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes (incorporated by reference to Exhibit 99.7 of the Company’s Report on Form 8-K dated July 23, 2002)

Exhibit 13.
Price Shared Liability Agreement dated as of July 19, 2002 by and between David G. Price and Dallas P. Price (incorporated by reference to Exhibit 13 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 14.
Unit Exchange and Registration Rights Agreement, dated as of July 22, 2002, between American International Golf, Inc., a Delaware Corporation, and National Golf Properties, Inc., a Maryland Corporation, on the one hand, and David G. Price, individually and the David G. Price Trust on the other hand (incorporated by reference to Exhibit 10.4 of the Company Report on Form 8-K dated July 23, 2002).

Exhibit 15.
Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002 (incorporated by reference to Exhibit 99.4 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 16.
Agreement and Plan of Merger among NGP LLC, National Golf Properties, Inc., National Golf Operating Partnership, L.P., and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 17.
Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, and Mountaingate Land, L.P. dated as of September 14, 2002 (incorporated by reference to Exhibit 17 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 18.
Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002 (incorporated by reference to Exhibit 18 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 19.
Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002 (incorporated by reference to Exhibit 19 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 20.
Extension and Amendment Agreement Relating to the Delivery of Substitute Collateral by and among American Golf Corporation, David G. Price, The David G. Price dated as of March 5, 1998 (as amended), Dallas P. Price, The Dallas P. Price Trust dated as of May 14, 1998 (as amended), Mountaingate Land Company L.P., BNY Midwest Trust Company as the collateral agent and each of the Secured Creditors (as defined therein), dated as of November 5, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 8-K dated November 18, 2002).

Exhibit 21.
Credit Support Agreement by and among David G. Price, The David G. Price Trust dated as of March 5, 1998 (as amended), Masters Funding LLC, GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001 and SOF-VI U.S. Holdings, L.L.C., dated as of November 8, 2002 (incorporated by reference to Exhibit 99.6 of the Company’s Report on
Form 8-K dated November 18, 2002).

Exhibit 22.
First Supplement to the Price Shared Liability Agreement, by and among David G. Price and the David G. Price Trust on one hand and Dallas P. Price and the Dallas P. Price Trust on the other, dated as of November 8, 2002.

Exhibit 23.
Collateral Assignment of Unit Exchange and Registration Rights Agreement by and between David G. Price, the David G. Price Trust and Masters Funding LLC and consented to by National Golf Properties, Inc., and American International Golf, Inc. dated as of November 8, 2002 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 8-K dated November 18, 2002).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DALLAS P. PRICE, AS AN INDIVIDUAL

By:	/s/ DALLAS P. PRICE
Name:	Dallas P. Price

DALLAS P. PRICE TRUST

By:	/s/ DALLAS P. PRICE
Name: Its:	Dallas P. Price Trustee

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of November 20, 2002.

Exhibit 2.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated March 29, 2002).

Exhibit 3.
Pledge Agreement dated as of July 30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 4.
Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 5.
First Amendment to Pledge Agreement, dated as of October 7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 6.
Second Amendment to the Pledge Agreement, dated as of March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 7.
Third Amended and Restated Agreement of Limited Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999).

Exhibit 8.
Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

Exhibit 9.
Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price (incorporated by reference to Exhibit 6 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 10.
Voting Agreement among Ms. Price and the Dallas P. Price Trust, Mr. Price and the David G. Price Trust, National Golf Properties, Inc., American International Golf, Inc., and National Golf Operating Partnership L.P., dated as of March 29, 2002 (incorporated by reference to Exhibit 10 to the Schedule 13D/A of the Reporting Persons filed April 4, 2002).

Exhibit 11.
Restructuring Agreement dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association and the Purchasers of the 9.35% Senior Secured Notes of AGC as defined therein (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 12.
Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as Collateral Agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes (incorporated by reference to Exhibit 99.7 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 13.
Price Shared Liability Agreement dated as of July 19, 2002 by and between David G. Price and Dallas P. Price (incorporated by reference to Exhibit 13 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 14.
Unit Exchange and Registration Rights Agreement, dated as of July 22, 2002, between American International Golf, Inc., a Delaware Corporation, and National Golf Properties, Inc., a Maryland Corporation, on the one hand, and David G. Price, individually and the David G. Price Trust on the other hand (incorporated by reference to Exhibit 10.4 of the Company Report on Form 8-K dated July 23, 2002).

Exhibit 15.
Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002 (incorporated by reference to Exhibit 99.4 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 16.
Agreement and Plan of Merger among NGP LLC, National Golf Properties, Inc., National Golf Operating Partnership, L.P., and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 17.
Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, and Mountaingate Land, L.P. dated as of September 14, 2002 (incorporated by reference to Exhibit 17 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 18.
Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002 (incorporated by reference to Exhibit 18 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 19.
Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002 (incorporated by reference to Exhibit 19 to the Schedule 13D of the Reporting Persons filed October 8, 2002).

Exhibit 20.
Extension and Amendment Agreement Relating to the Delivery of Substitute Collateral by and among American Golf Corporation, David G. Price, The David G. Price dated as of March 5, 1998 (as amended), Dallas P. Price, The Dallas P. Price Trust dated as of May 14, 1998 (as amended), Mountaingate Land Company L.P., BNY Midwest Trust Company as the collateral agent and each of the Secured Creditors (as defined therein), dated as of November 5, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 8-K dated November 18, 2002).

Exhibit 21.
Credit Support Agreement by and among David G. Price, The David G. Price Trust dated as of March 5, 1998 (as amended), Masters Funding LLC, GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001 and SOF-VI U.S. Holdings, L.L.C., dated as of November 8, 2002 (incorporated by reference to Exhibit 99.6 of the Company’s Report on Form 8-K dated November 18, 2002).

Exhibit 22.
First Supplement to the Price Shared Liability Agreement, by and among David G. Price and the David G. Price Trust on one hand and Dallas P. Price and the Dallas P. Price Trust on the other, dated as of November 8, 2002.

Exhibit 23.
Collateral Assignment of Unit Exchange and Registration Rights Agreement by and between David G. Price, the David G. Price Trust and Masters Funding LLC and consented to by National Golf Properties, Inc., and American International Golf, Inc. dated as of November 8, 2002 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 8-K dated November 18, 2002).